SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

Nobel Learning Communities, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

654889104

(CUSIP Number)

Peter Lyons

c/o Academic Acquisition Corp.

350 Park Avenue, 23rd Floor

New York, NY 10022

(212) 835-2052

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 654889104		13D

1.	Names of Reporting Persons Academic Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,851,997

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,851,997

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,851,997

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 55.1%

14.	Type of Reporting Person CO

CUSIP No. 654889104		13D

1.	Names of Reporting Persons Leeds Equity Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,851,997

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,851,997

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,851,997

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 55.1%

14.	Type of Reporting Person PN

CUSIP No. 654889104		13D

1.	Names of Reporting Persons Leeds Equity Associates V, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,851,997

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,851,997

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,851,997

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 55.1%

14.	Type of Reporting Person PN

CUSIP No. 654889104		13D

1.	Names of Reporting Persons Leeds Equity Management V, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,851,997

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,851,997

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,851,997

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 55.1%

14.	Type of Reporting Person OO

CUSIP No. 654889104		13D

1.	Names of Reporting Persons Leeds Equity V Advisors, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,851,997

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,851,997

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,851,997

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 55.1%

14.	Type of Reporting Person OO

CUSIP No. 654889104		13D

1.	Names of Reporting Persons Jeffrey T. Leeds

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,851,997

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,851,997

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,851,997

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 55.1%

14.	Type of Reporting Person IN

CUSIP No. 654889104	13D

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Nobel Learning Communities, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer” or the “Company”), with its principal executive offices located at 1615 West Chester Pike, Suite 200, West Chester, PA 19382.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a) — (c) This Schedule 13D is being filed by the following persons:

(i)                                     Academic Acquisition Corp., a Delaware corporation (“Parent”);

(ii)                                  Leeds Equity Partners V, L.P., a Delaware limited partnership (“Leeds V”);

(iii)                               Leeds Equity Associates V, L.P., a Delaware limited partnership (“Leeds V GP”);

(iv)                              Leeds Equity Management, L.L.C., a Delaware limited liability company (“Leeds V GPGP”);

(v)                                 Leeds Equity V Advisors, L.L.C., a Delaware limited liability company (“Leeds Manager”); and

(vi)                              Jeffrey T. Leeds, a US citizen (“Mr. Leeds”).

Parent, Leeds V, Leeds V GP, Leeds V GPGP, Leeds Manager and Mr. Leeds are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Parent was formed for the purpose of facilitating the transactions contemplated by the Agreement and Plan of Merger, dated May 17, 2011 (the “Merger Agreement”), by and among Parent, the Issuer and Academic Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”).  The executive officers of Parent are Robert A. Bernstein, President and Chief Executive Officer, and Carter W. Harned, Executive Vice President, Treasurer and Secretary.  The directors of Parent are Robert A. Bernstein and Carter W. Harned.  The business address and principal executive offices for its executive officers and directors are c/o Leeds Equity Partners, 350 Park Avenue, 23rd Floor, New York, NY 10022.

Leeds V, Leeds V GP, Leeds V GPGP, Leeds Management and Mr. Leeds (collectively, “Leeds”) are all principally engaged in the business of investing in securities.  The business address and principal executive offices of Leeds are c/o Leeds Equity Partners, 350 Park Avenue, 23rd Floor, New York, NY 10022

Beneficial ownership of the Shares is being reported hereunder solely because each of the Reporting Persons may be deemed to have beneficial ownership of such Shares as a result of the Voting Agreements (as defined below).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission of any of the Reporting Persons that such Reporting Person is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(d-e) During the last five years, none of the persons identified in this Item 2 have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 17, 2011, Parent and each of Camden Partners Strategic Fund II-A, L.P. and Camden Partners Strategic Fund II-B, L.P. (collectively, “Camden”), Blesbok LLC (“Blesbok”), George H. Bernstein, Thomas Frank, Patricia Miller, Jeanne Marie Welsko, David Beale, Steven Fink, Peter Havens, Richard Pinola, Michael

CUSIP No. 654889104	13D

Rosenthal, Ralph Smith and Therese Kreig Crane (collectively, the “Shareholders”) entered into a Voting Agreement (each a “Voting Agreement” and, collectively, the “Voting Agreements”) with respect to the shares of Common Stock owned by such Shareholders (and, in the case of the Voting Agreement with Blesbok, the shares of Series D Convertible Preferred Stock owned by Blesbok), including any shares of Common Stock that are acquired by such Shareholders after May 17, 2011 (collectively, the “Shares”), as an inducement for Parent to enter into the Merger Agreement discussed in Item 4 and in consideration thereof.  The Shareholders are comprised of certain significant shareholders, directors and executive officers of the Issuer.  Parent has not paid additional consideration to the Shareholders or the Issuer in connection with the execution and delivery of the Voting Agreements.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of Transaction.

(a) — (b)  On May 17, 2011, Parent, Merger Sub and the Company entered into the Merger Agreement, pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of Parent.

Under the terms of the Merger Agreement, if the Merger is completed, holders of Common Stock of the Company and holders of shares of Series D preferred stock of the Company (not including holders of such Common Stock or Series D preferred stock who successfully exercise and perfect their appraisal rights under the Delaware General Corporation Law) that are outstanding immediately prior to the time of the consummation of the Merger (the “Effective Time”) shall be entitled to receive $11.75 and $1.88 in cash, respectively, for each share of the Company’s Common Stock or Series D preferred stock held by them (the “Common Merger Consideration” and the “Series D Merger Consideration,” respectively), and all such shares of Common Stock or Series D preferred stock shall cease to be outstanding and shall be automatically canceled and retired and shall cease to exist.

The Merger Agreement was unanimously approved by the Board of Directors of the Company (the “Board”), acting upon the unanimous recommendation of the strategic affairs committee of the Board, which committee was formed for the purpose of evaluating strategic opportunities and alternatives for the Company, and the transactions contemplated thereby are subject to the approval of the stockholders of the Company and other customary closing conditions, including, without limitation, the availability of at least $67,500,000 in debt financing to Parent, the receipt of necessary regulatory approvals, including educational approvals, and the expiration or early termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended, and third party consents.

The Merger Agreement contains certain termination rights for the Company and Parent. Upon termination of the Merger Agreement under specified circumstances, the Company will be required to pay Parent a termination fee of $5 million. The Merger Agreement also provides that Parent will be required to pay the Company a termination fee of $5 million in the event the Company terminates the Merger Agreement under specified circumstances.

Parent has obtained equity and debt financing commitments for the transaction contemplated by the Merger Agreement, the proceeds of which will be used by Parent to pay the aggregate Common Merger Consideration and Series D Merger Consideration and all related fees and expenses of Parent and Merger Sub in connection with the Merger. Pursuant to the equity commitment, Leeds has committed to capitalize Parent, at or prior to the closing, with an aggregate equity contribution in an amount up to $78,539,304 plus an amount equal to the fees and expenses of Parent and Merger Sub in connection with the Merger, on the terms and subject to the conditions set forth in the equity commitment letter dated May 17, 2011 (the “Equity Commitment Letter”). The Company is also a party to the Equity Commitment Letter.

CUSIP No. 654889104	13D

Pursuant to their debt commitments, Bank of Montreal and Citizens Bank of Pennsylvania (collectively, the “Lenders”) have committed to provide a senior secured term loan facility of up to $71,000,000 and a $20,000,000 senior secured revolving credit facility, on the terms and subject to the conditions set forth in a debt commitment letter and term sheet dated May 17, 2011 (collectively, the “Debt Commitment Letter”). Bank of Montreal will act as administrative agent and RBS Citizens, N.A. will act as syndication agent for the debt financing. The obligations of the Lenders to provide debt financing under the Debt Commitment Letter are subject to a number of conditions, including without limitation (i) a condition that, since May 17, 2011 there shall not have been any Material Adverse Change or Material Adverse Effect (each as defined in the Merger Agreement); (ii) negotiation, execution and delivery of definitive documentation with respect to the loans consistent with the Debt Commitment Letter and specified documentation standards; (iii) the accuracy of certain specified representations and warranties; (iv) receipt of equity financing consistent with the Equity Commitment Letter; (v) consummation of the Merger in accordance with the Merger Agreement (without giving effect to any modifications, amendments or express waivers to the Merger Agreement that are adverse to the lenders under the debt financing) substantially concurrently with the initial funding of the debt facilities; (vi) delivery of certain customary closing documents (including, among others, a customary solvency certificate), specified items of collateral and certain Company financial statements; (vii) payment of applicable costs, fees and expenses. The final termination date for the Debt Commitment Letter is November 17, 2011.

The foregoing summary of the Merger Agreement and the Merger does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is filed as Exhibit 2 hereto and the terms of which are incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, Parent entered into the Voting Agreements with the Shareholders.  Pursuant to the Voting Agreements, the Shareholders agreed, among other things, prior to the expiration date (as defined in the Voting Agreements), at any meeting of the stockholders of the Company or any adjournment or postponement thereof with respect to the Merger, the Merger Agreement or any takeover proposal (as defined in the Merger Agreement) (a) to appear at such meeting, and (b) to vote (or cause to be voted) the Shares in favor of adoption and approval of the Merger Agreement and against any takeover proposal.  Pursuant to the Voting Agreements, until the expiration date, each Shareholder also (i) agreed, subject to certain exceptions, that it would not, directly or indirectly sell, assign, transfer, tender or otherwise dispose of any Shares, (ii) granted Parent an irrevocable proxy with respect to the Shares, to vote the Shares solely with respect to the matters described above, (iii) agreed that it would not (A) solicit, initiate or knowingly encourage, or take other action to facilitate, any inquiries, or make any proposal that constitutes, or may reasonably be likely to lead to, any takeover proposal, (B) participate in any discussions or negotiations regarding, or that may reasonably be likely to lead to, any takeover proposal, (C) enter into any agreement with respect to a takeover proposal, (D) solicit proxies, become a “participant” in a “solicitation” or take any action to facilitate a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to any takeover proposal, (E) initiate a stockholders’ vote or action by consent of the Company’s stockholders with respect to any takeover proposal, or (F) become a member of a “group” (as such term is used in Rule 13d-5(b)(1) of the Exchange Act) with respect to any voting securities of the Company that takes any action in support of any takeover proposal, and (iv) waived, and agreed not to exercise or assert, any appraisal rights under Section 262 of the Delaware General Corporation Law in connection with the Merger.

The Voting Agreements terminate upon the earliest to occur of (i) the effectiveness of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) upon the mutual written agreement of the parties to the Voting Agreement to terminate the Voting Agreement, or (iv) at the election of the Shareholders, 120 days after the date of the Voting Agreement, unless, on such date, either (A) certain education and childcare related regulatory approvals have not been obtained (other than due to the failure of Parent or the Company to comply with their respective obligations related thereto under the Merger Agreement) or (B) the Company’s stockholders meeting necessary to adopt the Merger Agreement has not been held due to review of the Company’s proxy statement for such stockholders meeting by the Securities and Exchange Commission and delays resulting therefrom (other than delays caused by the failure of the Company or Parent to comply with

CUSIP No. 654889104	13D

their respective obligations related thereto under the Merger Agreement), in either of which cases, the aforementioned 120-day period shall be extended to 180 days after the date of the Voting Agreement.

The Voting Agreement may also be terminated by the Shareholders in the event of an amendment, modification or waiver of the Merger Agreement made without the written consent of the Shareholders if such amendment, modification or waiver creates any additional condition to the obligation of Parent and Merger Sub to consummate, or otherwise materially delays, the Merger, changes the consideration payable with respect to the Company’s Common Stock pursuant to the Merger Agreement in a manner adverse to the Shareholders, extends the end date (as defined in the Merger Agreement) under the Merger Agreement, or otherwise adversely affects the Shareholders in their capacity as stockholders of the Company.

In addition, in connection with Blesbok’s entry into the Voting Agreement with Parent, Parent agreed, upon the closing of the Merger, to reimburse Blesbok for up to $50,000 of its out-of-pocket expenses.

The foregoing description of the terms and conditions of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements.  A copy of the Voting Agreement between Parent and Blesbok is filed herewith as Exhibit 3, a copy of the Voting Agreement between Parent and Camden is filed herewith as Exhibit 4 and a copy of the form of Voting Agreement between Parent and the other Shareholders is filed herewith as Exhibit 5, and such Voting Agreements are incorporated herein by reference. None of the Reporting Persons takes any responsibility for any filings made by the Issuer or the completeness or accuracy of any information contained therein.

The purpose of the transactions contemplated by the Voting Agreements is to support the consummation of the transactions contemplated under the Merger Agreement.

(c) Not applicable.

(d) Upon the consummation of the Merger, Robert A. Bernstein will serve as the Surviving Corporation’s President and Chief Executive Officer, and Carter W. Harned will serve as the Surviving Corporation’s Executive Vice President, Treasurer and Secretary.  Messrs. Bernstein and Harned will also serve as the sole two directors on the Surviving Company’s board of directors.

(e) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(f) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(g) At the effective time of the Merger, the certificate of incorporation of the Issuer as in effect immediately prior to the effective time of the Merger will be the certificate of incorporation of Merger Sub, and the bylaws of the Issuer as in effect immediately prior to the effective time of the Merger will be the bylaws of Merger Sub, in each case until thereafter changed or amended as provided therein or by applicable law.

(h) - (i) The Reporting Persons anticipate that the Common Stock will be delisted from The Nasdaq Stock Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Other than as described above, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

CUSIP No. 654889104	13D

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As a result of the Voting Agreement, each of the Reporting Persons may be deemed for the purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 5,851,997 Shares representing approximately 55.1% of the outstanding Shares of the Issuer (based on 10,614,585 shares of Common Stock, the number of shares of Common Stock outstanding as of May 17, 2011 as represented by the Issuer in the Merger Agreement).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission of any of the Reporting Persons that such Reporting Person is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the knowledge of each of the Reporting Persons, none of the directors or executive officers of CIFC, is the beneficial owner of any Shares.

(c) Except for the execution and delivery of the Merger Agreement and the Voting Agreement, none of the Reporting Persons, and, to the knowledge of each of the Reporting Persons, none of the directors or executive officers of Parent, has effected any transaction in the Shares in the last 60 days.

(d) None of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares owned by the Shareholders and reported by this statement, and to the knowledge of the Reporting Persons, each Shareholder has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock owned by such Shareholder and reported by this statement

(e) Not Applicable.

CUSIP No. 654889104	13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2

Agreement and Plan of Merger, dated as of May 17, 2011, by and between the Issuer, Parent and Merger Sub (Incorporated by reference to Exhibit No. 2.1 to the Issuer’s Current Report on Form 8-K filed on May 18, 2011).

Exhibit 3	Voting Agreement, by and between Parent and Blesbok LLC, dated May 17, 2011 (Incorporated by reference to Exhibit No. 99.3 to the Issuer’s Current Report on Form 8-K filed on May 18, 2011).

Exhibit 4

Voting Agreement, by and among Parent, Camden Partners Strategic Fund II-A, L.P. and Camden Partners Strategic Fund II-B, L.P., dated May 17, 2011 (Incorporated by reference to Exhibit No. 99.4 to the Issuer’s Current Report on Form 8-K filed on May 18, 2011).

Exhibit 5

Form of Voting Agreement, by and between Parent and certain shareholders of the Issuer, dated May 17, 2011 (Incorporated by reference to Exhibit No. 99.2 to the Issuer’s Current Report on Form 8-K filed on May 18, 2011).

CUSIP No. 654889104	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 27th day of May, 2011.

ACADEMIC ACQUISITION CORP.

By:	/s/ Peter Lyons
Name: Peter Lyons
Title: Authorized Person

LEEDS EQUITY PARTNERS V, L.P.

	By:	Leeds Equity Associates V, L.P.,
its general partner

	By:	Leeds Equity Associates V, L.L.C.,
its general partner

By:	/s/ Peter Lyons
Name: Peter Lyons
Title: Authorized Person

LEEDS EQUITY ASSOCIATES V, L.P.

	By:	Leeds Equity Associates V, L.L.C.,
its general partner

By:	/s/ Peter Lyons
Name: Peter Lyons
Title: Authorized Person

LEEDS EQUITY MANAGEMENT V, L.L.C.

By:	/s/ Peter Lyons
Name: Peter Lyons
Title: Authorized Person

CUSIP No. 654889104	13D

LEEDS EQUITY V ADVISORS, L.L.C.

By:	/s/ Peter Lyons
Name: Peter Lyons
Title: Authorized Person

JEFFREY T. LEEDS

By:	/s/ Peter Lyons
Name: Peter Lyons
Title: Authorized Person

CUSIP No. 654889104	13D

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2

Agreement and Plan of Merger, dated as of May 17, 2011, by and between the Issuer, Parent and Merger Sub (Incorporated by reference to Exhibit No. 2.1 to the Issuer’s Current Report on Form 8-K filed on May 18, 2011).

Exhibit 3	Voting Agreement, by and between Parent and Blesbok LLC, dated May 17, 2011 (Incorporated by reference to Exhibit No. 99.3 to the Issuer’s Current Report on Form 8-K filed on May 18, 2011).

Exhibit 4

Voting Agreement, by and among Parent, Camden Partners Strategic Fund II-A, L.P. and Camden Partners Strategic Fund II-B, L.P., dated May 17, 2011 (Incorporated by reference to Exhibit No. 99.4 to the Issuer’s Current Report on Form 8-K filed on May 18, 2011).

Exhibit 5

Form of Voting Agreement, by and between Parent and certain shareholders of the Issuer, dated May 17, 2011 (Incorporated by reference to Exhibit No. 99.2 to the Issuer’s Current Report on Form 8-K filed on May 18, 2011).

CUSIP No. 654889104	13D

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the beneficial ownership of Common Stock, $0.001 par value per share, of Nobel Learning Communities, Inc. is being filed with the Securities and Exchange Commission on behalf of each of them. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 27, 2011

ACADEMIC ACQUISITION CORP.

By:	/s/ Peter Lyons
Name: Peter Lyons
Title: Authorized Person

LEEDS EQUITY PARTNERS V, L.P.

	By:	Leeds Equity Associates V, L.P.,
its general partner

	By:	Leeds Equity Associates V, L.L.C.,
its general partner

By:	/s/ Peter Lyons
Name: Peter Lyons
Title: Authorized Person

LEEDS EQUITY ASSOCIATES V, L.P.

	By:	Leeds Equity Associates V, L.L.C.,
its general partner

By:	/s/ Peter Lyons
Name: Peter Lyons
Title: Authorized Person

LEEDS EQUITY MANAGEMENT V, L.L.C.

By:	/s/ Peter Lyons
Name: Peter Lyons
Title: Authorized Person

CUSIP No. 654889104	13D

LEEDS EQUITY V ADVISORS, L.L.C.

By:	/s/ Peter Lyons
Name: Peter Lyons
Title: Authorized Person

JEFFREY T. LEEDS

By:	/s/ Peter Lyons
Name: Peter Lyons
Title: Authorized Person